November 1, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, DC 20549

Attention:       Kathryn Jacobson

    Robert Littlepage

Re:	Inseego Corp.

Form 10-K for the Year Ended December 31, 2017

Filed March 16, 2018

Form 10-Q for the Quarter Ended June 30, 2018

Filed August 8, 2018

File No. 001-38358

Ladies and Gentlemen:

Inseego Corp., a Delaware corporation (“Inseego,” the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 27, 2018, with respect to the Company’s financial statements and related disclosures on Form 10-K for the fiscal year ended December 31, 2017 (“2017 Form 10-K”), filed March 16, 2018, and on Form 10-Q for the quarter ended June 30, 2018 (“2018 Form 10-Q”), filed August 8, 2018.

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before its corresponding response.

Form 10-Q for the Quarter Ended June 30, 2018

Note 1. Basis of Presentation

Contracts with Customers, page 9

1.

We note you state that the Company does not offer price concessions and does not accept payment that is less than the price stated in the purchase order. However, we also note on pages 28 and 29 that you attribute the decline in revenues from Enterprise SaaS solutions “due to price concessions related to signing multi-year deal with key customers.” Also, on page 47 of your Form 10-K, you disclose that you have granted price protection to certain customers in accordance with their respective contracts and additionally provide cooperative advertising allowances to certain customers. Please clarify your disclosure and advise us.

In addition, if applicable please explain to us how you account for variable consideration, including but not limited to price concessions and cooperative advertising allowances, when determining the transaction price. In your response, please address:

•	each specific circumstance that causes variability in the consideration;

•	how you estimate variable consideration; and

•	your basis for concluding that it is probable a significant revenue reversal will not occur. Refer to ASC 606-10-32-11.

RESPONSE:

In response to the Staff’s comment, the Company confirms that our disclosure, in Note 1. Basis of Presentation - Contracts with Customers - on page 9 of the 2018 Form 10-Q, reflects an accurate statement since, historically, it has not been the Company’s practice or policy to offer price concessions or to accept payment that is less than the price explicitly stated in the customer contract or purchase order.

The language on page 29, in which we attribute the decline in revenues from Enterprise SaaS solutions to “price concessions related to signing multi-year deals with key customers”, refers to a new contract entered into with a key customer since the prior contract had expired. The new contract was for a multi-year commitment which included lower prices as compared to the previously expired contract.

In order to avoid any confusion, in future filings, we will describe any similar negotiated new contracts as such and not as price concessions.

Our disclosure in the 2017 Form 10-K regarding price protection offered to certain customers referred to the fact that certain key customers have standard “most-favored-nation” pricing clauses included in their contracts, which could result in a price adjustment only in the event that the Company sold the same product at a lower price, which is not currently and has not historically been the Company’s business practice.

The Company respectfully acknowledges the Staff’s comment and has reviewed the guidance in ASC 606, Revenue from Contracts with Customers. Virtually all of the Company’s revenue arrangements include fixed prices and have no history of being affected by contingent events that could impact the transaction price. As stated above, the Company does not accept payments that are less than the prices stated in the contract or purchase order.

The Company has no significant history but has, in rare instances, entered into cooperative advertising agreements which would qualify as ‘variable consideration’ under ASC 606, Revenue from Contracts with Customers. For the fiscal periods ended December 31, 2017 and June 30, 2018, the Company did not have any cooperative advertising activity and consequently there were no related amounts recognized as a reduction to the transaction price. The Company will follow the guidance on variable consideration in ASC 606-10-32-11 for any future cooperative advertising agreements the Company might enter into.

SaaS and Other Services, page 9

2.

Please identify for us the services provided under your SaaS arrangements (i.e., implementation services, post-contract customer support, minimum service level commitments, customer options that provide material rights, etc.) and your basis for concluding that they “include a single performance obligation comprised of a series of distinct services” as you stated on page 10 of this filing. Refer to ASC 606-10-25-19 through 22.

RESPONSE:

The Company provides the following supplemental information related to the services provided under the Company’s SaaS arrangements, and the factors that the Company considered in determining that these subscription services should be accounted for as a single performance obligation.

The Company’s SaaS arrangements consist of various subscription service offerings to gain access to the Company’s telematics platform, which provides asset and vehicle tracking and performance information, or to gain access to the Company’s Device Management System (DMS), a subscription based offering that helps organizations manage the selection, deployment and spend of their customers’ wireless assets, aimed at enterprise-wide cost optimization of wireless assets. DMS has historically represented less than ten percent of the Company’s SaaS revenues.

Subscription services to be provided are agreed upon at the initiation of the contract, based on the client’s needs and requirements for functionality, and are provided to the client over the entire contract life as a full solution offering.

In the case of our telematics offering, sold under the Ctrack brand, these offerings include standard features, such as vehicle location, plus a number of other premium software-enabled features, chosen by the customer at the outset of the contract and dependent on the customer’s specific needs. Such optional premium features include, but are not limited to, the following: Stolen Vehicle Recovery, Driver Behavior Tracking, Route Optimization Tools, Vehicle Access Control and Assisted Vehicle Location options. Our SaaS subscriptions also include an unspecified volume of call center support and any remote system diagnostic and software upgrades as needed. These services are combined with the recurring monthly subscription service since they are highly interrelated and interdependent.

The Company has reviewed the series guidance in paragraphs ASC 606-10-25-14(b) through 25-15 and has concluded that its SaaS subscription service offerings described above are substantially the same and have the same pattern of transfer to the customer over the term of the related contract, and represent a single promise to provide continuous access to the Company’s software solutions and processing capabilities in the form of a service through one of the Company’s data centers or a hosted data center during such term. As each day of providing access to the software, regardless of which premium feature or solution the customer choses, is substantially the same in nature, and the customer simultaneously receives and consumes the benefits as access is provided, the Company has determined that its subscription services arrangements represent a single performance obligation comprised of a series of distinct services. Accordingly, revenue from the Company’s SaaS subscription services is recognized over time on a ratable basis over the contract term, beginning on the date that our service is made available to the customer. Subscription periods range from monthly to multi-year, with the majority of contracts being one to three years.

Other services such as device installation, training and consulting do not form part of the recurring subscription service fee and are treated as distinct separate performance obligations in accordance with ASC 606-10-25-19 through 22.

Note 9. Commitments and Contingencies, page 17

3.

Please explain to us the underlying facts and circumstances that were the Company’s basis for filing a lawsuit against the former stockholders of RER. Please also tell us how you intend to account for the settlement of the lawsuit. Refer us to the accounting literature that supports this accounting. In addition, tell us if the reduction in the amount owed to the former shareholders of RER is an indication of an error in the original values assigned to the acquired assets of RER.

RESPONSE:

On May 11, 2017, the Company initiated a lawsuit (the “Lawsuit”) against the former stockholders of R.E.R. Enterprises, Inc. (the “RER Stockholders”) as sellers of a business (the “Business”) to the Company (the “Acquisition”) pursuant to that certain Agreement and Plan of Merger, dated March 27, 2015, by and among Novatel Wireless, Inc., a Delaware corporation and wholly owned subsidiary of the Company, R.E.R. Enterprises, Inc. and the RER Stockholders (the “Original Merger Agreement”), as amended on January 5, 2016 (the “Amended Merger Agreement”).

As described in more detail in the Company’s prior SEC filings, pursuant to the Amended Merger Agreement, the RER Stockholders were entitled to receive (a) deferred consideration of $15 million in cash, payable in five installments over a four-year period (the “Deferred Purchase Price”), (b) the earn-out payment earned for the achievement of financial targets for the year ended December 31, 2015, payable in five cash installments over a four-year period and (c) in lieu of the potential earn-out payments due under the Original Merger Agreement upon achievement of certain financial targets for the years ended December 31, 2016 and 2017, approximately 2.9 million shares of the Company’s common stock, issuable in three equal installments over a three-year period and contingent upon retention of certain key personnel (the amounts set forth pursuant to subsections (b) and (c) above, the “Earn-Out Payments”).

In the Lawsuit, the Company alleged that the RER Stockholders had, during the Company’s due diligence process related to the Acquisition, misrepresented facts about the Business’s customer base, ownership of intellectual property, entry into certain contracts and anticipated future revenues. The Company further alleged, among other things, that such misrepresentations had the effect of inducing the Company to consummate the Acquisition. Upon filing the Lawsuit, the Company suspended payments of the Deferred Purchase Price and Earn-Out Payments. The RER Stockholders counterclaimed, asserting that they were owed the Deferred Purchase Price and certain of the Earn-Out Payments.

On July 26, 2018, the Company and the RER Stockholders entered into a Mutual General Release and Settlement Agreement (the “Settlement Agreement”). Pursuant to the Settlement Agreement, among other things, (a) the parties agreed to dismiss the Lawsuit with prejudice, (b) the parties agreed to mutual general releases of all claims known and unknown, other than their prospective obligations under the Settlement Agreement and claims arising after the date of the Settlement Agreement and (c) the Company agreed to immediately issue an aggregate of 500,000 shares of the Company’s common stock to the RER Stockholders, and to pay the RER Stockholders (i) $1.0 million by August 17, 2018, (ii) an additional $1.0 million within 12 months following the execution of the Settlement Agreement and (iii) an additional $1.0 million within 24 months following the execution of the Settlement Agreement.

The Company intends to account for the settlement of the Lawsuit and the resulting cancellation of a portion of the contractual acquisition-related liabilities in accordance with ASC 405-20, Extinguishment of Liabilities (“ASC 405-20”). Pursuant to such guidance, a debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a.    The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes the following:

1.	Delivery of cash,

2.	Delivery of other financial assets,

3.	Delivery of goods or services,

4.	Reacquisition by the debtor of its outstanding debt securities whether the securities are, cancelled or held as so-called treasury bonds; or

b.     The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

As a result of the legally binding Settlement Agreement with the RER Stockholders, the Company’s aggregate liability related to the Deferred Purchase Price and the Earn-Out Payments was reduced to approximately $3.9 million as of the date of the Settlement Agreement (with approximately $1.9 million paid to the RER Stockholders upon entry into the Settlement Agreement). Accordingly, the Company has concluded that the Settlement Agreement releases the Company as the primary obligor from approximately $17.2 million of the approximately $21.1 million in acquisition-related liabilities that the Company had accrued at June 30, 2018. In accordance with ASC 405-20, the Company intends to recognize the $17.2 million gain resulting from the Settlement Agreement as a separate line item in the operating costs and expenses section of the Company’s statement of operations for the three and nine months ended September 30, 2018.

The Company will continue to carry the remaining $2.0 million owed to the RER Stockholders pursuant to the Settlement Agreement as a liability on its balance sheet (which will be classified as current or long-term, depending on the anticipated timing of payment). The amount of this liability will be reduced in future periods, as the Company makes payments to the RER Stockholders in accordance with the terms of the Settlement Agreement.

The Company does not view the reduction in the amount owed to the RER Stockholders as an indication of an error in the original values assigned to the acquired assets. Per ASC 250, Accounting Changes and Error Corrections, an “Error in Previously Issued Financial Statements” is “an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared.” While the Company has now determined that it will not be required to pay the full amount of the purchase price upon which such original values were determined, the difference was not the result of “mathematical mistakes, mistakes in the application of generally accepted accounting principles, or oversight or misuse of facts that existed at the time” such values were assigned.

Randolph P. Green, Professional Accounting Fellow, Office of the Chief Accountant, indicated at the 2003 Thirty-First AICPA National Conference on Current SEC Developments that the Staff has “generally concluded that legal claims between an acquirer and the former owners of an acquired business should be reflected in the income statement when settled” except where the settled claims bear “a clear and direct link to the purchase price.” Mr. Green went on to say that he “would not ordinarily expect that the settlement of litigation that does not indicate that the initial allocation of fair value was incorrect to be accounted for as an adjustment of the purchase price.”

We also note that several national accounting firms have recently published guidance with respect to the appropriate accounting for litigation-related settlement agreements. In particular, Section 9.4.7.2 of the PricewaterhouseCoopers LLP business combinations and noncontrolling interests guide (December 2017) states, in part, that “litigation between the acquirer and the acquiree asserting that one party misled the other party as to the value of the acquiree or that a provision of the acquisition agreement is unclear is not the type of litigation that establishes a clear and direct link to the acquisition price, and therefore, its settlement is generally reflected in current earnings.”

Section 4.4.1.5.1.1 of the Ernst & Young LLP business combination guide states, in part, that: “if the acquirer is able to establish a clear and direct link to the consideration transferred, we believe that any adjustment to the consideration transferred would be appropriate only in those circumstances in which the measurement period is open. If the measurement period is closed, we believe that any settlement amount should be recorded as an expense.” Additionally, consistent with the guidance provided by PricewaterhouseCoopers LLP, the Ernst & Young LLP guidance states that claims asserted that one party misled the other or that a provision of the purchase agreement is unclear are not unique to business combination agreements and do not generally establish a clear and direct link to the consideration transferred. Therefore, the settlement of such claims is recognized as a charge to earnings.

As the misrepresentation claims asserted by the Company in the Lawsuit are not unique to business combination agreements, and therefore do not establish a clear and direct link to the consideration transferred, and given that the measurement period is closed, the Company believes that the gain resulting from the Settlement Agreement should be properly reported as a gain in the Company’s income statement in the period during which the claims were settled, and presented as a separate line item in the operating costs and expenses section of the Company’s statement of operations.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations- Three Months Ended June 30, 2018 Compared to Three Months Ended June 30, 2017, page 28

4.

We note on page 29 you attribute the increase in Enterprise SaaS Solutions cost of net revenues to price concessions. Please explain to us why price concessions result in an increase in the cost of net revenues.

RESPONSE:

We respectfully acknowledge the Staff’s comment. As discussed above, the Company does not grant price concessions, but rather negotiated a new contract with a multi-year commitment, which included a lower price as compared to the previously expired contract. The Company’s explanation concerning the increase in Enterprise SaaS Solutions cost of revenue was intended to describe the higher increased costs as a percentage of revenue resulting from lower average prices, or lower gross margins. In future filings, the Company will use more caution in its explanatory wording.

The Company acknowledges that it is responsible for the adequacy and accuracy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

****

We trust the above comments are responsive to the questions raised by the Staff. We would be pleased to answer any further questions on these issues which the Staff may have and, if necessary, to meet with them. Please direct any questions regarding the Company’s responses to me or Steve Smith at (858) 812-3400.

Sincerely,

INSEEGO CORP.

/s/ Dennis Calderon
By: Dennis Calderon
Corporate Secretary and Vice President of Legal Affairs

cc:	Stephen Smith, Chief Financial Officer

Teri O’Brien, Paul Hastings LLP